JOHN D. BRINER LAW CORPORATION
999 West Hastings St., Suite 510
Vancouver, BC
V6C 2W2 Canada
(604) 685-7552
(604) 685-7551

August 03, 2006

H. Roger Schwall
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: **Rodinia Minerals, Inc.**
        Registration Statement on Form 20-F - A
        Filed June 28, 2005, amended July 18, 2005, amended February 8, 2006,
        amended March 28, 2006, amended April 5, 2006, amended August 02, 2006
        File No.000-51389 ·

Dear Mr. Schwall,

In response to your letter dated June 27, 2006, Rodinia Minerals, Inc. has made changes to its filing. The changes made are detailed in this letter and the descriptions correspond to the headings and numbering of the items listed in your letter. In addition, we have amended the filing where appropriate to reflect the current status of Rodinia's business developments.

General

1. We will file our annual report on Form 20-F.

2. We have updated the capital expenditures and exchange rate information to July 2006. Page 10

Forward-Looking Statements
3. We have revised or comments on "Forward Looking Statements" to eliminate references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. Page 4

Selected Financial Data

4. We have eliminated the reference to the year 2003. Page 10

Capitalization and Indebtedness

5. We have eliminated the reference to September 30, 2005. Page 13

Risk Factors

6. We have clarified our disclosure regarding management's training. Page 19 ·

Business Overview

7. We have amended the filing to eliminate the apparent inconsistency. Page 48

Operating and Financial Review and Prospects

8. We have amended the filing to ensure accuracy. Page 44

Liquidity and Capital Resources

9. We have amended the filing to include the correct figures for working capital. Page 49 (top).

Related Party Transactions

10. We have amended the filing to disclose figures for the entire transaction. Page 61

Contributed Surplus

11. We have removed the reference to Notes 6 and 8. Page 70

Auditor's Report

12. The reference to March 12, 2005 has been changed to March 4, 2005. Page 92

Consolidated Statement of Operations & Deficit

13. We have amended the amount to $14,101,498.   Page 76

Consolidated Statement of Cash Flows

14. We have amended the filing to reflect the correct figure. Page 98

15. We have amended the filing to reflect the correct figure. Page 98

Notes to Consolidated Financial Statements

16. We have revised our disclosure to reflect Canadian and US GAAP. Note 15. Page 113

Nature and Continuance of Operations

17. We have amended the filing to reflect the correct figure. Page 99

Share Capital

18. We have amended the filing to reflect the correct figure. Page 106

19. We have amended the table to reflect the correct figures. Page 108

20. We have amended the include a discussion regarding the amendment of the exercise price of stock options. Note 6 Page 108 and page 57.

Auditor's Report

21. The auditor's report has been revised to include an opinion referencing "comments by auditors for U.S. readers on Canada – Us reporting difference." Page 95

22. We have presented the auditors report for 2004 following the auditor's report for 2005. Pages 94 & 95

Exhibit 23.1

23. We have included updated auditors' reports. Exhibits 23.1

If you have any questions or concerns, please feel free to contact us anytime.

John D. Briner

BRINER GROUP INC.
999 West Hastings St., Suite 510
Vancouver, B.C. V6C 2W2 Canada

Tel 604 685 7552 Fax 604 685 7551